SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-51434

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOX INVESTMENT PLAN

2121 Avenue of the Stars

Los Angeles, CA 90067

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

Fox Investment Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 25, 2010

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value	$909,268,092	$644,284,839
Cash	16,061	168,471

Receivables:
Employer contributions	338,164	841,423
Participant contributions	676,922	1,234,725
Due from broker for securities sold	—	87,351
Interest and other	67,218	635,160

Total receivables	1,082,304	2,798,659

Total assets	910,366,457	647,251,969

Liabilities
Due to broker for securities purchased	589,579	128,317

Total liabilities	589,579	128,317

Net assets reflecting all investments at fair value	909,776,878	647,123,652
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,938,898)	4,891,495

Net assets available for benefits	$907,837,980	$652,015,147

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to (deductions from) net assets attributed to:
Contributions:
Employer, net of forfeitures	$43,235,223
Participant	85,472,889
Rollover	3,242,079

Total contributions	131,950,191

Net investment income:
Net appreciation in fair value of investments	150,413,666
Interest, dividends and other	24,684,075

Total net investment income	175,097,741

Transfer from other plans	76,321
Benefits paid to participants	(50,579,072)
Transfers to other plans	(703,380)
Administrative and other expenses	(18,968)

Net increase	255,822,833

Net assets available for benefits at beginning of year	652,015,147

Net assets available for benefits at end of year	$907,837,980

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998, the Plan was restated, and has since been amended, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc., to incorporate various optional amendments, and to comply with legislative required amendments.

Effective January 1, 2008, the Plan was amended and restated in its entirety. The Plan adopted a Safe Harbor compliant structure. As a result, the employer match on eligible employee deferrals was changed to 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed from the prior match of 50% of the first 6% of a participant’s compensation.

Eligibility

The Plan is a defined contribution plan available to certain non-union employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

Employees otherwise eligible to participate in the Plan who were hired on or after May 1, 2007 are automatically enrolled in the Plan at a 3% deferral rate, unless they affirmatively opt out of participation. On January 1, 2008, all employees who had never made an affirmative election not to participate in the Plan were auto-enrolled at the 3% deferral rate. The following types of contributions are allowable under the terms of the Plan document:

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions which are also subject to certain limitations of the Code. After-tax contributions are subject to a Plan limitation of $5,000 per year.

Employer Matching Contributions – The Company shall contribute for each participant each pay period an amount equal to 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. The annual Company matching contribution may not exceed 3 1/2% of a participant’s annual compensation.

Employer Non-elective Contributions – The Company shall contribute for each participant each pay period a Company non-elective contribution in an amount equal to 2% of pay period compensation for each participant who (1) is ineligible to participate in a Company pension plan and is a non-collective bargaining unit eligible employee or (2) is covered by a collective bargaining agreement requiring said contribution.

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans and/or individual retirement accounts may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) for the year ended December 31, 2009 may not exceed the lesser of (a) $49,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. In addition, as part of the January 1, 2008 Plan amendment, the employer match vesting schedule was changed to two-year cliff vesting. Participants employed prior to January 1, 2008, will vest at 20% at the end of their first year of service consistent with the prior vesting schedule and then vest 100% at the end of their second year to comply with the amended vesting schedule.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant becomes 100% vested in the Employer’s Matching Contribution account at the earliest of the following dates:

•	Completion of two years of vesting service

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

A participant becomes 100% vested in the Employer Non-elective Contribution account at the earliest of the following dates:

•	Completion of three years of vesting service

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If a participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of his/her employer contribution account is forfeited. If a participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future Employer Matching Contributions. For the year ended December 31, 2009, forfeitures of approximately $1,538,000 were used to reduce the Employer Matching Contributions.

Forfeited balances of approximately $138,000 and $196,000 were available to reduce future contributions as of December 31, 2009 and 2008, respectively.

Investment Options

The plan administrator intends the Plan to constitute a Plan described in section 404(c) of ERISA. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options offered by the Plan.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants may direct their investment balances among these various investment options at anytime, subject to trading restrictions imposed by the mutual fund companies. During the year ended December 31, 2009, the Plan added the Allianz NFJ Small Cap Value Fund Institutional Class and Fidelity Freedom Income Fund to the Plan’s fund menu.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Participants’ Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee, Fidelity Management Trust Company, has established a loan fund for recording loan activities.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of the participants’ vested accounts as of the date of distribution.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. During the year ended December 31, 2009, $18,968 of administrative expenses were paid from the accounts of the affected participants.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan’s investment in News Corporation Class B Common Stock amounted to $35,168,394 and $19,031,456 as of December 31, 2009 and 2008, respectively. Such investments represented approximately 4% and 3% of the Plan’s total net assets as of December 31, 2009 and 2008, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) on February 12, 2010, which should be read in connection with the News Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 filed with the SEC on August 12, 2009.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investments in News Corporation Class B Common Stock, mutual funds, money market funds, common collective funds, synthetic guaranteed investment contracts (GICs), and wrapper contracts are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Accounting Standards Codification 820 (ASC 820) (formerly SFAS No. 157) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

In accordance with ASC 820 assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Fox Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2009	2008
Investments at fair value:
American Funds AMCAP R5	$102,620,003	$69,312,150
Fidelity Puritan Fund	116,152,644	93,154,115
Julius Baer International Equity Fund II	93,612,449	73,392,860
Mairs & Power Growth Fund	69,186,764	52,266,081
Fidelity Spartan U.S. Equity Index Fund	46,688,802	33,740,470
PIMCO Total Return Fund Institutional Class	86,447,663	63,177,406
Fidelity Mid-Cap Stock Fund	59,759,106	34,193,852

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2009) appreciated in fair value as follows:

Mutual funds	$135,852,067
News Corporation Class B Common Stock	14,561,599

$150,413,666

4. Fair Value Measurement

The Plan investments are reported in accordance with FASB ASC 820 (formerly SFAS 157). Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In accordance with FASB ASC 820, the Plan classified its investments as of December 31, 2009 and 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 2). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. Investments in fully benefit-responsive investment contracts are recognized at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of traditional and the separate account GICs was calculated using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC index rates. Fair value is based on market values provided by external investment managers for constant duration synthetic GICs. Fair values for general fixed maturity synthetic GICs are calculated using the sum of all underlying assets’ market values provided by an external pricing source. Fair value of the synthetic GIC wrapper contracts are calculated based on the hypothetical wrap fees generated by matrix pricing. Common collective trust funds are valued based on their unadjusted net asset value as determined by the fund sponsor based on the fair value of the underlying investments held in the common collective trust fund at the measurement date. There are no redemption restrictions on the common collective trust funds. The money market fund and short-term investment fund are valued at cost plus interest earned, which approximates fair value. The participant loans are stated at the outstanding principal loan balance, which approximates fair value.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$116,152,644	$—	$—	$116,152,644
Fixed income funds	86,447,663	—	—	86,447,663
International equity funds	93,612,449	—	—	93,612,449
Lifecycle funds	122,930,094	—	—	122,930,094
U.S. equity funds	312,159,557	—	—	312,159,557
News Corporation stock	35,168,394	—	—	35,168,394
Short-term investment funds	9,699,584	—	—	9,699,584
Money market funds	1,242,143	—	—	1,242,143
Variable synthetic GICs
Corporate bonds	—	1,523,508	—	1,523,508
Stable value pooled funds	—	2,730,837	—	2,730,837
Traditional GICs	—	3,194,826	—	3,194,826
Fixed maturity synthetic GICs
Asset-backed securities	13,495,393	—	—	13,495,393
Commercial mortgage-backed securities	11,348,238	—	—	11,348,238
Residential mortgage-backed securities	19,049,274	—	—	19,049,274
Constant duration synthetic GICs
Asset-backed security index funds	—	15,933,157	—	15,933,157
Collective funds	—	10,081,764	—	10,081,764
Commercial mortgage-backed security funds	—	4,011,348	—	4,011,348
Government bonds	—	22,462,535	—	22,462,535
Mortgage-backed security funds	—	10,508,032	—	10,508,032
Wrap contracts	—	—	215,954	215,954
Participant loans	—	—	17,300,698	17,300,698

Total assets at fair value	$821,305,433	$70,446,007	$17,516,652	$909,268,092

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

	Level 3 Assets Year Ended December 31, 2009
	Wrap Contracts	Participant Loans
Balance, beginning of year	$157,712	$14,934,898
Unrealized gains relating to instruments held at end of year	51,740	—
Purchases, sales, issuances and settlements (net)	6,502	2,365,800

Balance, end of year	$215,954	$17,300,698

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$51,740	$—

Unrealized gains included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$499,823,480	$—	$—	$499,823,480
News Corporation stock	19,031,456	—	—	19,031,456
Short-term investment fund	11,321,413	—	—	11,321,413
Money market fund	406,994	—	—	406,994
Variable synthetic GICs	—	1,536,633	—	1,536,633
Stable value pooled fund	—	2,481,501	—	2,481,501
Fixed maturity synthetic GICs	52,420,980	—	—	52,420,980
Constant duration synthetic GICs	—	42,169,772	—	42,169,772
Wrap contracts	—	—	157,712	157,712
Participant loans	—	—	14,934,898	14,934,898

Total assets at fair value	$583,004,323	$46,187,906	$15,092,610	$644,284,839

5. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes synthetic GICs and bank investment contracts. This fund is presented at fair value. The adjustment from fair value to contract value for the fully benefit-responsive synthetic GICs held by this fund is based on the contract value as reported by Standish Mellon, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses, and excludes the short-term investment fund.

The average yields for the Standish Mellon Income Fund are as follows as of December 31, 2009 and 2008:

	2009	2008
Average yield:
Based on actual earnings	3.72%	4.50%
Based on interest rate credited to participants	3.70%	4.51%

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The fair values, contract values and adjustments to contract value for the synthetic GICs, traditional GICs and common/collective trust that hold GICs as of December 31, 2009 and 2008 are as follows:

	2009
	Fair Value	Contract Value	Adjustment to Contract Value
Synthetic GICs	$108,629,203	$106,815,535	$(1,813,668)
Traditional GICs	3,194,826	3,090,517	(104,309)
Common/collective trust	2,730,837	2,709,916	(20,921)

	$114,554,866	$112,615,968	$(1,938,898)

	2008
	Fair Value	Contract Value	Adjustment to Contract Value
Synthetic GICs	$96,285,097	$101,040,576	$4,755,479
Common/collective trust	2,481,501	2,617,517	136,016

	$98,766,598	$103,658,093	$4,891,495

The fair values of the assets underlying the synthetic GICs, by type of securities, as of December 31, 2009 and 2008, are as follows:

	2009	2008
U.S. government securities	$89,169,989	$86,669,285
Corporate obligations	19,243,260	9,458,100
Fair value of wrappers	215,954	157,712

Fair value of investments	108,629,203	96,285,097
Difference between fair value and contract value of synthetic GICs	(1,813,668)	4,755,479

Contract value of synthetic GICs	$106,815,535	$101,040,576

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The Standish Mellon Income Fund consists of three types of investment contracts. All investment contracts are benefit responsive.

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will not have an interest rate of less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Generally, fixed maturity synthetic GICs consist of a market-valued asset or collection of market-valued assets such as mortgage backed securities, and other investment securities, that are owned by the fund, or Plan, and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, these contracts are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the interest crediting rate cannot be less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund, or Plan. The variable synthetic GICs are benefit-responsive and provide next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities such as U.S. government securities and asset-backed securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and, therefore, will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first established and it will not have an interest crediting rate of less than 0%.

Certain events could limit the ability of the Standish Mellon Income Fund to transact withdrawals and transfers at contract value. Such events include the following:

•	Company-initiated events including events within the control of the Plan or Plan Sponsor which would have a material and adverse effect on the Standish Mellon Income Fund.

•	Company communications designed to induce participants to transfer from the Standish Mellon Income Fund.

•	Competing fund transfer or violation of equity wash or equivalent rules in place.

•	Changes of qualification status of the Company or the Plan.

The plan administrator does not believe that the occurrence of any of the above events, which would limit the Standish Mellon Income Fund’s ability to transact at contract value with participants, is probable.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

Fox Investment Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

The Plan engages in certain transactions involving Fidelity Management Trust Company, the Trustee, and News Corporation, the parent company, which are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity Management Trust Company or its related affiliates. Fees paid by the Plan Sponsor to Fidelity Management Trust Company for the year ended December 31, 2009, were not significant. Investments managed by Fidelity Management Trust Company amounted to $389,077,463 and $253,403,390 as of December 31, 2009 and 2008, respectively.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

Fox Investment Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets per the financial statements as of December 31, 2009 and 2008, to net assets per the Form 5500:

	2009	2008
Net assets per the financial statements	$907,837,980	$652,015,147
Add/subtract: Adjustment for fair value to contract value of synthetic GICs and common/collective trust	1,834,589	(4,891,495)

Net assets per the Form 5500	$909,672,569	$647,123,652

The following is a reconciliation of the net appreciation in fair value of investments, interest, dividends and other income (investment income) per the financial statements to the Form 5500 for the year ended December 31, 2009:

Year Ended December 31, 2009
Total net investment income per the financial statements	$175,097,741
Add: Current year adjustment for fair value to contract value of synthetic GICs and common/collective trust	1,834,589
Add: Prior year adjustment for fair value to contract value of synthetic GICs and common collective trust	4,891,495

Total net investment income per the Form 5500	$181,823,825

Traditional GICs are reported at contract value in the Form 5500. The Synthetic GICs and common collective trust that holds GICs are reported at fair value in the Form 5500 as of December 31, 2009 and 2008.

10. Subsequent Events

Effective as of January 1, 2010, the Plan will increase the mandatory distribution threshold from $1,000 to $5,000 and allow automatic rollover to an IRA for account balances of $1,000 to $5,000.

Supplemental Schedule

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Company Stock
*News Corporation Common Stock
News Corporation Class B	Common Stock, 2,209,069 shares	$35,168,394

Short-Term Investments
*Fidelity Management Trust Company	Short-term investment fund; 0.26%	9,699,584

Money Market Portfolio
*Fidelity Management Trust Company	Money market portfolio – Class 1	1,242,143

Common Collective Trust
Goode Stable Value Trust Fund	Collective fund; 3.31%	2,730,837

Synthetic GICs
Natixis Financial Products, Inc.	Maturity 7/19/11, 2.55% yield	1,523,508

ING Life Insurance and Annuity Company
Blackrock	1-3 Year Credit Bond Index Fund	4,815,932
Blackrock	1-3 Year Government Bond Index Fund	3,035,448
Blackrock	Asset-Backed Security Index Fund	9,624,646
Blackrock	Commercial Mortgage-Backed Security Fund	2,423,106
Blackrock	Intermediate Term Credit Bond Index Fund	3,204,346
Blackrock	Intermediate Government Bond I	2,056,957
Blackrock	Long Term Government Bond Index Fund	456,131
Blackrock	Mortgage-Backed Security Index Fund	6,347,527
Wrapper		56,357

Fair value of contract with wrapper		32,020,450

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)

Rabobank Nederland – FOX060201
Blackrock	1-3 Year Credit Bond Index Fund	$3,156,619
Blackrock	1-3 Year Government Bond Index Fund	1,989,590
Blackrock	Asset-Backed Security Index Fund	6,308,511
Blackrock	Commercial Mortgage-Backed Security Fund	1,588,242
Blackrock	Intermediate Term Credit Bond Index Fund	2,100,300
Blackrock	Intermediate Government Bond I	1,348,239
Blackrock	Long Term Government Bond Index Fund	298,973
Blackrock	Mortgage-Backed Security Index Fund	4,160,505
Wrapper		98,588

Fair value of contract with wrapper		21,049,567

Prudential Trust Company	Prudential Core Conservative Intermediate Bond Fund	10,081,764
Wrapper		6,504

Fair value of contract with wrapper		10,088,268

Monumental Life Insurance Co.
(Aegon) – MDA00920TR	Maturity 8/15/2012, 4.68% yield
Commercial Mortgage Backed Sec	Series 05-LDP2; Class A2; 6/15/10; $1,000,000; 4.58%	853,403
Commercial Mortgage Backed Sec	Series 2006-CD2; Class A2; 4/15/11; $1,000,000; 5.41%	1,019,345
Federal Home Loan Corp.	Series 2743; Class OD; 8/15/12; $1,500,000; 5.00%	1,585,732
Wrapper		4,843

Fair value of contract with wrapper		3,463,323

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Bank of America, N.A. 03 – 049	Maturity 10/15/2013; 5.04% yield
Federal Home Loan Corp.	Series 2644; Class AW; 7/15/10; $1,000,000; 4.00%	$277,055
Federal Home Loan Corp.	Series 2715; Class ND; 12/15/10; $1,500,000; 4.50%	734,203
Federal Home Loan Corp.	Series 2634; Class ML; 8/16/10; $1,000,000; 3.50%	262,587
Federal Home Loan Corp.	Series 2763; Class PC; 4/15/11; $1,000,000; 4.50%	625,329
Citibank Credit Card	Series 06-A4; Class A4; 5/10/11; $1,000,000; 5.45%	1,060,227
Rate Reduction Bonds	Series 04-1; Class A2; 11/15/12; $1,750,000; 4.81%	1,656,137
GNMA Project Loan Corp.	Series 2008-8; Class A; 2/16/12; $1,500,000; 3.61%	1,359,182
Citibank Credit Card	Series 2008-A4; Class A4; 3/15/13; $1,500,000; 4.65%	1,594,247
Auto	Series 2007-A; Class A4; 11/8/11; $1,250,000; 5.28%	1,310,605
Auto	Series 2008-C; Class A4A; 10/17/11; $1,000,000; 5.16%	1,057,060
Federal Home Loan Corp.	Series 2870; Class AK; 10/15/13; $1,500,000; 5.00%	1,577,831
Federal Home Loan Corp.	Series 2760; Class PC; 8/15/12; $1,500,000; 5.00%	1,580,107
Commercial Mortgage Backed Sec	Series 2001-C2; Class A3; 9/13/11; $1,255,000; 6.50%	1,192,108
Rate Reduction Bonds	Series 2001-1; Class A3; 5/1/13; $2,000,000; 6.48%	1,753,241

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
GNMA Project Loan Corp.	Series 2008-92; Class AB; 5/16/12; $2,000,000; 3.52%	$1,975,182
Commercial Mortgage Backed Sec	Series 2000-CF1; Class A1B; 4/12/10; $2,000,000; 7.62%	424,854
Wrapper		26,428

Fair value of contract with wrapper		18,466,383

J.P. Morgan Chase Bank - AFox01	Maturity 5/10/2013; 4.43% yield
Credit Cards	Series 2008-A9; Class A9; 5/15/11 $2,000,000; 4.26%	2,083,056
Commercial Mortgage Backed Sec	Series 01-IQA; Class A3; 1/18/11; $1,000,000; 5.72%	40,714
Rate Reduction Bonds	Series 2005-1; Class A3; 9/15/11; $1,000,000; 4.13%	592,941
Commercial Mortgage Backed Sec	Series 01-CF2; Class A4; 1/18/11; $720,000; 6.50%	602,516
Commercial Mortgage Backed Sec	Series 05-2; Class A3; 6/10/10; $1,250,000; 4.61%	638,623
Federal Home Loan Corp.	Series 03-86; Class OC; 12/28/10; $1,000,000; 5.00%	361,455
GNMA Project Loan Corp.	Series 06-67; Class A; 5/16/13; $1,000,000; 3.95%	907,325
Auto	Series 07-1; Class A3; 3/8/10; $1,000,000; 5.27%	147,282
Auto	Series 06-1; Class A4; 11/22/10; $1,000,000; 5.08%	665,630
GNMA Project Loan Corp.	Series 2006-8; Class A; 8/16/11; $1,480,000; 3.94%	786,236
GNMA Project Loan Corp.	Series 2008-22; Class A; 12/17/12; $1,500,000; 3.50%	1,484,718

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Commercial Mortgage Backed Sec	Series 2004-C3; Class A3; 5/10/13; $1,500,000; 4.87%	$1,502,328
Federal Home Loan Corp.	Series 2857; Class BG; 10/17/11; $1,000,000; 4.50%	892,551
Federal Home Loan Corp.	Series 2900; Class PB; 11/15/12; $1,250,000; 4.50%	1,045,106
Federal Home Loan Corp.	Series 03-122; Class OJ; 10/25/10; $1,500,000; 4.00%	633,815
Federal Home Loan Corp.	Series 2875; Class PY; 11/15/11; $1,000,000; 4.50%	950,375
Commercial Mortgage Backed Sec	Series 06-CB14; Class A2; 3/12/11; $1,000,000; 5.44%	1,021,811
Wrapper		15,304

Fair value of contract with wrapper		14,371,786

Natixis Financial Products, Inc.
WR-1816-01	Maturity 12/17/12; 4.89% yield
Federal Home Loan Corp.	Series 2624; Class OD; 6/15/10; $1,000,000; 3.50%	241,699
Commercial Mortgage Backed Sec	Series 05-C3; Class A2; 5/17/10; $1,000,000; 4.64%	1,003,757
Federal Home Loan Corp.	Series 2785; Class NA; 2/15/11; $1,000,000; 4.00%	212,800
Federal Home Loan Corp.	Series 2640; Class TL; 11/15/10; $1,500,000; 4.00%	499,749
Commercial Mortgage Backed Sec	Series 2005-CIP1; Class A2, 8/12/10; $1,000,000; 4.96%	1,007,154

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Commercial Mortgage Backed Sec	Series 06-LDP6; Class A2, 4/15/11; $1,000,000; 5.38%	$1,022,278
Commercial Mortgage Backed Sec	Series 06-T22; Class A2, 5/12/11; $1,000,000; 5.47%	1,019,347
Auto	Series 2007-B; Class A4, 2/15/12; $1,500,000; 5.16%	1,574,967
Federal Home Loan Corp.	Series 2780; Class LD, 12/17/12; $1,000,000; 5.00%	1,056,237
Wrapper		7,930

Fair value of contract with wrapper		7,645,918

Total Fair Value of Synthetic GICs		108,413,249
Total Fair Value of Wrappers		215,954

Total Fair Value of Synthetic GICs, including wrappers		108,629,203

Traditional GICs
Metropolitan Life - GAC 31951	Maturity 8/15/12, 4.07% yield	1,547,291

New York Life - GAC 34278	Maturity 10/14/11, 3.59% yield	1,543,226

Total Contract Value of Traditional GICs		3,090,517

Mutual Funds
Mairs & Power	Growth Fund	69,186,764
American Funds	AMCAP R5	102,620,003
Julius Baer	International Equity Fund II	93,612,449

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Mutual Funds (continued)
PIMCO	Total Return Fund Institutional Class	$86,447,663
Allianz	NFJ Small Cap Value Fund Institutional Class	1,299,792
*Fidelity	Puritan Fund	116,152,644
*Fidelity	Spartan U.S. Equity Index Fund	46,688,802
*Fidelity	Mid-Cap Stock Fund	59,759,106
*Fidelity	Equity Income Fund	32,605,090
*Fidelity	Freedom Income Fund	77,517
*Fidelity	Freedom 2010	6,632,123
*Fidelity	Freedom 2020	10,262,872
*Fidelity	Freedom 2030	17,511,707
*Fidelity	Freedom 2040	23,929,973
*Fidelity	Freedom 2015	5,545,453
*Fidelity	Freedom 2025	13,688,845
*Fidelity	Freedom 2035	20,617,873
*Fidelity	Freedom 2045	15,850,785
*Fidelity	Freedom 2050	8,812,946

Total mutual funds		731,302,407
*Participant loans	Interest rates ranging from 4.25% to 11.00% and maturities through 2024	17,300,698

Total investments		$909,163,783

*	Represents a party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Michele Lee
Michele Lee
Vice President International Benefits and Domestic Retirement Employee Benefits, Fox Entertainment Group, Inc.

Date: June 25, 2010

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP